Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of American Homes 4 Rent and American Homes 4 Rent, L.P. for the registration of common shares, preferred shares, depositary shares, warrants, rights, debt securities and guarantees of debt securities and to the incorporation by reference therein of our reports dated February 24, 2023, with respect to the consolidated financial statements of American Homes 4 Rent and American Homes 4 Rent, L.P., and the effectiveness of internal control over financial reporting of American Homes 4 Rent, included in American Homes 4 Rent’s and American Homes 4 Rent, L.P.’s Annual Report (Form 10-K) for the year ended December 31, 2022, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Los Angeles, California

June 9, 2023